EXHIBIT 99.1

Legend Biotech to Showcase CARVYKTI® Leadership and Next-Generation Cell Therapy Innovation at ASH 2026

  New CARTITUDE-4 subgroup analyses provide further insights into durable clinical outcomes with CARVYKTI in earlier-line treatment
  Updated data to be presented from first-in-human trial of LB2501, an investigational, off-the-shelf in vivo CAR-T therapy designed to generate dual-targeting CD19/CD20 CAR-T cells

BRIDGEWATER, N.J., Nov. 04, 2026 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today announced that multiple abstracts were accepted for the 2026 American Society of Hematology (ASH) Annual Meeting, taking place December 12–15 in New Orleans, Louisiana. The presentations will highlight new clinical and real-world analyses of CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) in multiple myeloma, as well as updated data from Legend Biotech’s next-generation cell therapy programs. The program includes two oral presentations, four posters, and an additional ePublication.

The CARVYKTI presentations include new analyses from the CARTITUDE-4 study providing additional insights into outcomes in earlier-line treatment, as well as real-world safety and efficacy outcomes in this setting. Presentations also include the first analysis from the CITADEL study evaluating a preemptive steroid strategy to mitigate the risk of immune effector cell-associated parkinsonism.

Legend Biotech will also present updated clinical data from the first-in-human trial of LB2501, an investigational in vivo CAR-T therapy designed to generate dual-targeting CD19/CD20 CAR-T cells directly within the patient. The program also includes follow-up findings from the Phase 1 study of LUCAR-G39D, a novel allogeneic CAR-T candidate in relapsed or refractory B-cell non-Hodgkin lymphoma.

“The data we will present at ASH reflect the continued evolution of CARVYKTI and our work to advance the next generation of cell therapy,” said Ingrid Zhang, Chief Executive Officer of Legend Biotech. “As we continue to build on the impact of CARVYKTI in multiple myeloma, we are advancing new approaches, including in vivo CAR-T, that could expand what is possible with cell therapy and ultimately bring its potential to more patients.”

CARVYKTI: Ongoing Clinical and Real-World Data in Multiple Myeloma

The CARVYKTI presentations provide additional insights into durable outcomes in earlier-line treatment and approaches to optimizing safety.

CITADEL (Oral #272), a multicenter observational study, was designed to evaluate risk mitigation measures for preventing immune effector cell (IEC) parkinsonism following CARVYKTI. Findings showed a lower IEC-parkinsonism rate (1.6%) following CARVYKTI when a preemptive steroid strategy was implemented across four U.S. academic centers compared to historical data (2.9%).

The CARTITUDE-4 subgroup analysis (Oral #276) showed durable outcomes in patients with lenalidomide- and daratumumab-refractory relapsed or refractory multiple myeloma who received CARVYKTI as early as second-line treatment. At 30 months after infusion, nearly 60% of patients were progression-free and median overall survival had not been reached.

R&D Advancements: In Vivo and Allogeneic CAR-T in B-cell Non-Hodgkin Lymphoma

Updated findings from the first-in-human study of LB2501 (Poster #4169) showed overall and complete response rates of 100% among eight patients treated at dose level 2 (DL2), with response durations of up to five months as of the data cutoff. Additional clinical data from the ongoing Phase 1 study will be presented at ASH 2026.

Follow-up findings from the Phase 1 study of LUCAR-G39D (Poster #2392), an investigational CD19/CD20 dual-targeting allogeneic CAR-T candidate, will also be presented.

Oral presentations

Presentation title	Publication number	Presentation type	Date and time
Absolute lymphocyte count based pre-emptive steroids decrease the risk of parkinsonism following ciltacabtagene autoleucel (cilta-cel) in relapsed/refractory multiple myeloma (RRMM): First
analysis from a multi-center observational study (CITADEL)	#272	Oral presentation	Session Name: 655. Multiple Myeloma: Cellular Therapies: Efficacy Meets Safety: Optimizing CART in MM Date: Dec 12, 2026 Time: 2:15–2:30 PM Location: MCCNO - La Nouvelle C
First report of durable survival outcomes with ciltacabtagene autoleucel (cilta-cel) in patients with daratumumab-refractory relapsed/refractory multiple myeloma: CARTITUDE-4 subgroup analyses	#276	Oral presentation	Session Name: 655. Multiple Myeloma: Cellular Therapies: Efficacy Meets Safety: Optimizing CART in MM Date: Dec 12, 2026 Time: 3:15–3:30 PM Location: MCCNO - La Nouvelle C

Poster presentations

Presentation title	Publication number	Presentation type	Date and time
Tumor burden at ciltacabtagene autoleucel (cilta-cel) infusion as a predictor for clinical outcomes in patients (pts) with relapsed/refractory multiple myeloma (RRMM) in CARTITUDE-4	#2272	Poster presentation	Session Name: 655. Multiple Myeloma: Cellular Therapies: Poster I Date: Dec 12, 2026 Time: 5:30–7:30 PM Location: MCCNO - Hall F
Real-world safety and effectiveness of early-line ciltacabtagene autoleucel (cilta-cel) in patients (pts) with relapsed/refractory multiple myeloma (RRMM) in Europe and Brazil – subgroup analysis of a prospective, noninterventional, postauthorization safety study (PASS)
	#2273	Poster presentation	Session Name: 655. Multiple Myeloma: Cellular Therapies: Poster I Date: Dec 12, 2026 Time: 5:30–7:30 PM Location: MCCNO - Hall F
Update of the first-in-human trial of LB2501, an in vivo CD19/CD20 dual targeting CAR-T therapy, in relapsed/refractory B-cell NHL	#4169	Poster presentation	Session Name: 704. Cellular Immunotherapies: Early Phase Clinical Trials and Toxicities: Poster II Date: Dec 13, 2026 Time: 6:00–8:00 PM Location: MCCNO - Hall F
Update of a phase 1 study of LUCAR-G39D: An allogeneic CD20/CD19 dual-targeted CAR gamma delta T cells in adults with relapsed / refractory B-cell non-Hodgkin lymphoma (NHL)	#2392	Poster presentation	Session Name: 704. Cellular Immunotherapies: Early Phase Clinical Trials and Toxicities: Poster II Date: Dec 13, 2026 Time: 6:00–8:00 PM Location: MCCNO - Hall F

Additional ePublication

Abstract title	Format
eMMpower-CART: Real-world outcomes and MRD negativity following early-line cilta-cel in multiple myeloma	ePublication

ABOUT CARVYKTI® (CILTACABTAGENE AUTOLEUCEL; CILTA-CEL)
Ciltacabtagene autoleucel is a BCMA-directed, genetically modified autologous T-cell immunotherapy, which involves reprogramming a patient’s own T-cells with a transgene encoding a chimeric antigen receptor (CAR) that identifies and eliminates cells that express BCMA. The cilta-cel CAR protein features two BCMA-targeting single-domain antibodies designed to confer high avidity against human BCMA. Upon binding to BCMA-expressing cells, the CAR promotes T-cell activation, expansion, and elimination of target cells.i

In December 2017, Legend Biotech entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc., a Johnson & Johnson company, to develop and commercialize cilta-cel. In February 2022, cilta-cel was approved by the U.S. Food and Drug Administration (FDA) under the brand name CARVYKTI® for the treatment of adults with relapsed or refractory multiple myeloma. In April 2024, cilta-cel was approved for the second-line treatment of patients with relapsed/refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor, an immunomodulatory agent, and who are refractory to lenalidomide.

In May 2022, the European Commission (EC) granted conditional marketing authorization of CARVYKTI® for the treatment of adults with relapsed and refractory multiple myeloma. In September 2022, Japan’s Ministry of Health, Labour and Welfare (MHLW) approved CARVYKTI®. Cilta-cel was granted Breakthrough Therapy Designation in the U.S. in December 2019 and in China in August 2020. In addition, cilta-cel received a PRIority MEdicines (PRIME) designation from the European Commission in April 2019. Cilta-cel also received Orphan Drug Designation from the U.S. FDA in February 2019, from the European Commission in February 2020, and from the Pharmaceuticals and Medicinal Devices Agency (PMDA) in Japan in June 2020. In March 2022, the European Medicines Agency’s Committee for Orphan Medicinal Products recommended by consensus that the orphan designation for cilta-cel be maintained on the basis of clinical data demonstrating improved and sustained complete response rates following treatment.

ABOUT MULTIPLE MYELOMA
Multiple myeloma is a blood cancer that develops when plasma cells, a type of white blood cell found in the bone marrow, become cancerous and grow.ii While some patients with multiple myeloma initially have no symptoms, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems, or infections.iii

ABOUT CARTITUDE-4
CARTITUDE-4 (NCT04181827) is an ongoing, international, randomized, open-label Phase 3 study evaluating the efficacy and safety of cilta-cel versus pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide and dexamethasone (DPd) in adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, including a proteasome inhibitor (PI) and an immunomodulatory drug (ImiD). The study was designed to evaluate whether cilta-cel improves outcomes compared with standard therapy, with progression-free survival (PFS) as the primary endpoint.iv

ABOUT LUCAR-G39D
NCT06395870 is a Phase 1, open-label clinical study to evaluate the safety, tolerability, and efficacy of LUCAR-G39D, a dual-targeted cell preparation targeting CD19/CD20, in patients with relapsed/refractory B-cell non-Hodgkin lymphoma.v

ABOUT LB2501
LB2501 is an off-the-shelf in vivo CAR-T therapy designed to generate dual-targeting CD19/CD20 CAR-T cells directly within the patient after a single infusion, making it the first known dual-targeting in vivo CAR-T therapy to receive FDA IND clearance. LB2501 is currently being evaluated in an ongoing Phase 1, open-label study (NCT07002112) in China in patients with relapsed or refractory B-cell malignancies to assess safety, tolerability, and preliminary efficacy.vi

ABOUT B-CELL NON-HODGKIN LYMPHOMA
B-cell malignancies encompass a clinically heterogeneous group of clonal lymphoproliferative neoplasms originating at various discrete stages along the B-lymphocyte ontogeny. They span immature precursor subtypes like B-cell lymphoblastic leukemias to mature forms like B-cell non-Hodgkin lymphoma (B-NHL), chronic lymphocytic leukemia (CLL), and terminally differentiated plasma cell dyscrasias. B-NHL accounts for 90% of all malignant lymphomas. While treatment advances have improved outcomes for some patients, those with relapsed or refractory B-NHL, particularly after multiple lines of therapy, often face limited options.

CARVYKTI® IMPORTANT SAFETY INFORMATION

WARNING: CYTOKINE RELEASE SYNDROME, NEUROLOGIC TOXICITIES, HLH/MAS, PROLONGED and RECURRENT CYTOPENIA, and SECONDARY HEMATOLOGICAL MALIGNANCIES

Cytokine Release Syndrome (CRS), including fatal or life-threatening reactions, occurred in patients following treatment with CARVYKTI®. Do not administer CARVYKTI® to patients with active infection or inflammatory disorders. Treat severe or life-threatening CRS with tocilizumab or tocilizumab and corticosteroids.

Immune Effector Cell-associated Neurotoxicity Syndrome (ICANS), which may be fatal or life-threatening, occurred following treatment with CARVYKTI®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS. Monitor for neurologic events after treatment with CARVYKTI®. Provide supportive care and/or corticosteroids as needed.

Parkinsonism and Guillain-Barré syndrome (GBS) and their associated complications resulting in fatal or life-threatening reactions have occurred following treatment with CARVYKTI®.

Hemophagocytic Lymphohistiocytosis/Macrophage Activation Syndrome (HLH/MAS), including fatal and life-threatening reactions, occurred in patients following treatment with CARVYKTI®. HLH/MAS can occur with CRS or neurologic toxicities.

Prolonged and/or recurrent cytopenias with bleeding and infection and requirement for stem cell transplantation for hematopoietic recovery occurred following treatment with CARVYKTI®.

Immune Effector Cell-associated Enterocolitis (IEC-EC), including fatal or life-threatening reactions, occurred following treatment with CARVYKTI®.

Secondary hematological malignancies, including myelodysplastic syndrome and acute myeloid leukemia, have occurred in patients following treatment with CARVYKTI®. T-cell malignancies have occurred following treatment of hematologic malignancies with BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies, including CARVYKTI®.

WARNINGS AND PRECAUTIONS

INCREASED EARLY MORTALITY - In CARTITUDE-4, a (1:1) randomized controlled trial, there was a numerically higher percentage of early deaths in patients randomized to the CARVYKTI® treatment arm compared to the control arm. Among patients with deaths occurring within the first 10 months from randomization, a greater proportion (29/208; 14%) occurred in the CARVYKTI® arm compared to (25/211; 12%) in the control arm. Of the 29 deaths that occurred in the CARVYKTI® arm within the first 10 months of randomization, 10 deaths occurred prior to CARVYKTI® infusion, and 19 deaths occurred after CARVYKTI® infusion. Of the 10 deaths that occurred prior to CARVYKTI® infusion, all occurred due to disease progression, and none occurred due to adverse events. Of the 19 deaths that occurred after CARVYKTI® infusion, 3 occurred due to disease progression, and 16 occurred due to adverse events. The most common adverse events were due to infection (n=12).

CYTOKINE RELEASE SYNDROME (CRS), including fatal or life-threatening reactions, occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® for RRMM in the CARTITUDE-1 & -4 studies (N=285), CRS occurred in 84% (238/285), including ≥ Grade 3 CRS (ASTCT 2019) in 4% (11/285) of patients. Median time to onset of CRS, any grade, was 7 days (range: 1 to 23 days). CRS resolved in 82% with a median duration of 4 days (range: 1 to 97 days). The most common manifestations of CRS in all patients combined (≥10%) included fever (84%), hypotension (29%) and aspartate aminotransferase increased (11%). Serious events that may be associated with CRS include pyrexia, hemophagocytic lymphohistiocytosis, respiratory failure, disseminated intravascular coagulation, capillary leak syndrome, and supraventricular and ventricular tachycardia. CRS occurred in 78% of patients in CARTITUDE-4 (3% Grade 3 to 4) and in 95% of patients in CARTITUDE-1 (4% Grade 3 to 4).

Identify CRS based on clinical presentation. Evaluate for and treat other causes of fever, hypoxia, and hypotension. CRS has been reported to be associated with findings of HLH/MAS, and the physiology of the syndromes may overlap. HLH/MAS is a potentially life-threatening condition. In patients with progressive symptoms of CRS or refractory CRS despite treatment, evaluate for evidence of HLH/MAS.

Confirm that a minimum of 2 doses of tocilizumab are available prior to infusion of CARVYKTI®.

Of the 285 patients who received CARVYKTI® in clinical trials, 53% (150/285) patients received tocilizumab; 35% (100/285) received a single dose, while 18% (50/285) received more than 1 dose of tocilizumab. Overall, 14% (39/285) of patients received at least 1 dose of corticosteroids for treatment of CRS.

Monitor patients at least daily for 7 days following CARVYKTI® infusion for signs and symptoms of CRS. Monitor patients for signs or symptoms of CRS for at least 2 weeks after infusion. At the first sign of CRS, immediately institute treatment with supportive care, tocilizumab, or tocilizumab and corticosteroids.

Counsel patients to seek immediate medical attention should signs or symptoms of CRS occur at any time.

NEUROLOGIC TOXICITIES, which may be severe, life-threatening, or fatal, occurred following treatment with CARVYKTI®. Neurologic toxicities included ICANS, neurologic toxicity with signs and symptoms of parkinsonism, GBS, immune mediated myelitis, peripheral neuropathies, and cranial nerve palsies. Counsel patients on the signs and symptoms of these neurologic toxicities, and on the delayed nature of onset of some of these toxicities. Instruct patients to seek immediate medical attention for further assessment and management if signs or symptoms of any of these neurologic toxicities occur at any time.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies for RRMM, one or more neurologic toxicities occurred in 24% (69/285), including ≥ Grade 3 cases in 7% (19/285) of patients. Median time to onset was 10 days (range: 1 to 101) with 63/69 (91%) of cases developing by 30 days. Neurologic toxicities resolved in 72% (50/69) of patients with a median duration to resolution of 23 days (range: 1 to 544). Of patients developing neurotoxicity, 96% (66/69) also developed CRS. Subtypes of neurologic toxicities included ICANS in 13%, peripheral neuropathy in 7%, cranial nerve palsy in 7%, parkinsonism in 3%, and immune mediated myelitis in 0.4% of the patients.

Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS): Patients receiving CARVYKTI® may experience fatal or life-threatening ICANS following treatment with CARVYKTI®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, ICANS occurred in 13% (36/285), including Grade ≥3 in 2% (6/285) of the patients. Median time to onset of ICANS was 8 days (range: 1 to 28 days). ICANS resolved in 30 of 36 (83%) of patients, with a median time to resolution of 3 days (range: 1 to 143 days). Median duration of ICANS was 6 days (range: 1 to 1229 days) in all patients, including those with ongoing neurologic events at the time of death or data cutoff. Of patients with ICANS, 97% (35/36) had CRS. The onset of ICANS occurred during CRS in 69% of patients, before and after the onset of CRS in 14% of patients, respectively.

Immune Effector Cell-associated Neurotoxicity Syndrome occurred in 7% of patients in CARTITUDE-4 (0.5% Grade 3) and in 23% of patients in CARTITUDE-1 (3% Grade 3). The most frequent (≥2%) manifestations of ICANS included encephalopathy (12%), aphasia (4%), headache (3%), motor dysfunction (3%), ataxia (2%), and sleep disorder (2%).

Monitor patients at least daily for 7 days following CARVYKTI® infusion for signs and symptoms of ICANS. Rule out other causes of ICANS symptoms. Monitor patients for signs or symptoms of ICANS for at least 2 weeks after infusion and treat promptly. Neurologic toxicity should be managed with supportive care and/or corticosteroids as needed. Advise patients to avoid driving for at least 2 weeks following infusion.

Parkinsonism: Neurologic toxicity with parkinsonism has been reported in clinical trials of CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, parkinsonism occurred in 3% (8/285), including Grade ≥3 in 2% (5/285) of the patients. Median time to onset of parkinsonism was 56 days (range: 14 to 914 days). Parkinsonism resolved in 1 of 8 (13%) of patients with a median time to resolution of 523 days. Median duration of parkinsonism was 243.5 days (range: 62 to 720 days) in all patients, including those with ongoing neurologic events at the time of death or data cutoff. The onset of parkinsonism occurred after CRS for all patients and after ICANS for 6 patients.

Parkinsonism occurred in 1% of patients in CARTITUDE-4 (no Grade 3 to 4) and in 6% of patients in CARTITUDE-1 (4% Grade 3 to 4).

Manifestations of parkinsonism included movement disorders, cognitive impairment, and personality changes. Monitor patients for signs and symptoms of parkinsonism that may be delayed in onset and managed with supportive care measures. There is limited efficacy information with medications used for the treatment of Parkinson’s disease for the improvement or resolution of parkinsonism symptoms following CARVYKTI® treatment.

Guillain-Barré Syndrome: A fatal outcome following GBS occurred following treatment with CARVYKTI® despite treatment with intravenous immunoglobulins. Symptoms reported include those consistent with Miller-Fisher variant of GBS, encephalopathy, motor weakness, speech disturbances, and polyradiculoneuritis.

Monitor for GBS. Evaluate patients presenting with peripheral neuropathy for GBS. Consider treatment of GBS with supportive care measures and in conjunction with immunoglobulins and plasma exchange, depending on severity of GBS.

Immune Mediated Myelitis: Grade 3 myelitis occurred 25 days following treatment with CARVYKTI® in CARTITUDE-4 in a patient who received CARVYKTI® as subsequent therapy. Symptoms reported included hypoesthesia of the lower extremities and the lower abdomen with impaired sphincter control. Symptoms improved with the use of corticosteroids and intravenous immune globulin. Myelitis was ongoing at the time of death from other cause.

Peripheral Neuropathy occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, peripheral neuropathy occurred in 7% (21/285), including Grade ≥3 in 1% (3/285) of the patients. Median time to onset of peripheral neuropathy was 57 days (range: 1 to 914 days). Peripheral neuropathy resolved in 11 of 21 (52%) of patients with a median time to resolution of 58 days (range: 1 to 215 days). Median duration of peripheral neuropathy was 149.5 days (range: 1 to 692 days) in all patients, including those with ongoing neurologic events at the time of death or data cutoff.

Peripheral neuropathies occurred in 7% of patients in CARTITUDE-4 (0.5% Grade 3 to 4) and in 7% of patients in CARTITUDE-1 (2% Grade 3 to 4). Monitor patients for signs and symptoms of peripheral neuropathies. Patients who experience peripheral neuropathy may also experience cranial nerve palsies or GBS.

Cranial Nerve Palsies occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, cranial nerve palsies occurred in 7% (19/285), including Grade ≥3 in 1% (1/285) of the patients. Median time to onset of cranial nerve palsies was 21 days (range: 17 to 101 days). Cranial nerve palsies resolved in 17 of 19 (89%) of patients with a median time to resolution of 66 days (range: 1 to 209 days). Median duration of cranial nerve palsies was 70 days (range: 1 to 262 days) in all patients, including those with ongoing neurologic events at the time of death or data cutoff. Cranial nerve palsies occurred in 9% of patients in CARTITUDE-4 (1% Grade 3 to 4) and in 3% of patients in CARTITUDE-1 (1% Grade 3 to 4).

The most frequent cranial nerve affected was the 7th cranial nerve. Additionally, cranial nerves III, V, and VI have been reported to be affected.

Monitor patients for signs and symptoms of cranial nerve palsies. Consider management with systemic corticosteroids, depending on the severity and progression of signs and symptoms.

HEMOPHAGOCYTIC LYMPHOHISTIOCYTOSIS (HLH)/MACROPHAGE ACTIVATION SYNDROME (MAS): Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, HLH/MAS occurred in 1% (3/285) of patients. All events of HLH/MAS had onset within 99 days of receiving CARVYKTI®, with a median onset of 10 days (range: 8 to 99 days), and all occurred in the setting of ongoing or worsening CRS. The manifestations of HLH/MAS included hyperferritinemia, hypotension, hypoxia with diffuse alveolar damage, coagulopathy and hemorrhage, cytopenia, and multi-organ dysfunction, including renal dysfunction and respiratory failure.

Patients who develop HLH/MAS have an increased risk of severe bleeding. Monitor hematologic parameters in patients with HLH/MAS and transfuse per institutional guidelines. Fatal cases of HLH/MAS occurred following treatment with CARVYKTI®.

HLH is a life-threatening condition with a high mortality rate if not recognized and treated early. Treatment of HLH/MAS should be administered per institutional standards.

PROLONGED AND RECURRENT CYTOPENIAS: Patients may exhibit prolonged and recurrent cytopenias following lymphodepleting chemotherapy and CARVYKTI® infusion.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, Grade 3 or higher cytopenias not resolved by Day 30 following CARVYKTI® infusion occurred in 62% (176/285) of the patients and included thrombocytopenia 33% (94/285), neutropenia 27% (76/285), lymphopenia 24% (67/285), and anemia 2% (6/285). After Day 60 following CARVYKTI® infusion, 22%, 20%, 5%, and 6% of patients had a recurrence of Grade 3 or 4 lymphopenia, neutropenia, thrombocytopenia, and anemia, respectively, after initial recovery of their Grade 3 or 4 cytopenia. Seventy-seven percent (219/285) of patients had one, two, or three or more recurrences of Grade 3 or 4 cytopenias after initial recovery of Grade 3 or 4 cytopenia. Sixteen and 25 patients had Grade 3 or 4 neutropenia and thrombocytopenia, respectively, at the time of death.

Monitor blood counts prior to and after CARVYKTI® infusion. Manage cytopenias with growth factors and blood product transfusion support according to local institutional guidelines.

INFECTIONS: CARVYKTI® should not be administered to patients with active infection or inflammatory disorders. Severe, life-threatening, or fatal infections occurred in patients after CARVYKTI® infusion.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, infections occurred in 57% (163/285), including Grade ≥3 in 24% (69/285) of patients. Grade 3 or 4 infections with an unspecified pathogen occurred in 12%, viral infections in 6%, bacterial infections in 5%, and fungal infections in 1% of patients. Overall, 5% (13/285) of patients had Grade 5 infections, 2.5% of which were due to COVID-19. Patients treated with CARVYKTI® had an increased rate of fatal COVID-19 infections compared to the standard therapy arm.

Monitor patients for signs and symptoms of infection before and after CARVYKTI® infusion and treat patients appropriately. Administer prophylactic, pre-emptive, and/or therapeutic antimicrobials according to the standard institutional guidelines. Febrile neutropenia was observed in 5% of patients after CARVYKTI® infusion and may be concurrent with CRS. In the event of febrile neutropenia, evaluate for infection and manage with broad-spectrum antibiotics, fluids, and other supportive care, as medically indicated. Counsel patients on the importance of prevention measures. Follow institutional guidelines for the vaccination and management of immunocompromised patients with COVID-19.

Viral Reactivation: Hepatitis B virus (HBV) reactivation, in some cases resulting in fulminant hepatitis, hepatic failure, and death, can occur in patients with hypogammaglobulinemia. Perform screening for Cytomegalovirus (CMV), HBV, hepatitis C virus (HCV), and human immunodeficiency virus (HIV) or any other infectious agents if clinically indicated in accordance with clinical guidelines before collection of cells for manufacturing. Consider antiviral therapy to prevent viral reactivation per local institutional guidelines/clinical practice.

Reactivation of John Cunningham (JC) virus, leading to progressive multifocal leukoencephalopathy (PML), including cases with fatal outcomes, has been reported following treatment. Perform appropriate diagnostic evaluations in patients with neurological adverse events.

HYPOGAMMAGLOBULINEMIA: Can occur in patients receiving treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, hypogammaglobulinemia adverse event was reported in 36% (102/285) of patients; laboratory IgG levels fell below 500 mg/dL after infusion in 93% (265/285) of patients. Hypogammaglobulinemia either as an adverse reaction or laboratory IgG level below 500 mg/dL after infusion occurred in 94% (267/285) of patients treated. Fifty-six percent (161/285) of patients received intravenous immunoglobulin (IVIG) post CARVYKTI® for either an adverse reaction or prophylaxis.

Monitor immunoglobulin levels after treatment with CARVYKTI® and administer IVIG for IgG <400 mg/dL. Manage per local institutional guidelines, including infection precautions and antibiotic or antiviral prophylaxis.
Use of Live Vaccines: The safety of immunization with live viral vaccines during or following CARVYKTI® treatment has not been studied. Vaccination with live virus vaccines is not recommended for at least 6 weeks prior to the start of lymphodepleting chemotherapy, during CARVYKTI® treatment, and until immune recovery following treatment with CARVYKTI®.

HYPERSENSITIVITY REACTIONS occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, hypersensitivity reactions occurred in 5% (13/285), all of which were ≤2 Grade. Manifestations of hypersensitivity reactions included flushing, chest discomfort, tachycardia, wheezing, tremor, burning sensation, non-cardiac chest pain, and pyrexia.

Serious hypersensitivity reactions, including anaphylaxis, may be due to the dimethyl sulfoxide (DMSO) in CARVYKTI®. Patients should be carefully monitored for 2 hours after infusion for signs and symptoms of severe reaction. Treat promptly and manage patients appropriately according to the severity of the hypersensitivity reaction.

IMMUNE EFFECTOR CELL-ASSOCIATED ENTEROCOLITIS (IEC-EC) has occurred in patients treated with CARVYKTI®. Manifestations include severe or prolonged diarrhea, abdominal pain, and weight loss requiring parenteral nutrition. IEC-EC has been associated with fatal outcome from perforation or sepsis. Manage according to institutional guidelines, including referral to gastroenterology and infectious disease specialists.

In cases of refractory IEC-EC, consider additional workup to exclude alternative etiologies, including T-cell lymphoma of the GI tract, which has been reported in the post marketing setting.

SECONDARY MALIGNANCIES: Patients treated with CARVYKTI® may develop secondary malignancies. Among patients receiving CARVYKTI® in the CARTITUDE-1 & -4 studies, myeloid neoplasms occurred in 5% (13/285) of patients (9 cases of myelodysplastic syndrome, 3 cases of acute myeloid leukemia, and 1 case of myelodysplastic syndrome followed by acute myeloid leukemia). The median time to onset of myeloid neoplasms was 447 days (range: 56 to 870 days) after treatment with CARVYKTI®. Ten of these 13 patients died following the development of myeloid neoplasms; 2 of the 13 cases of myeloid neoplasm occurred after initiation of subsequent antimyeloma therapy. Cases of myelodysplastic syndrome and acute myeloid leukemia have also been reported in the post marketing setting. T-cell malignancies have occurred following treatment of hematologic malignancies with BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies, including CARVYKTI®. Mature T-cell malignancies, including CAR-positive tumors, may present as soon as weeks following infusions, and may include fatal outcomes.

Monitor lifelong for secondary malignancies. In the event that a secondary malignancy occurs, contact Janssen Biotech, Inc., at 1-800-526-7736 for reporting and to obtain instructions on collection of patient samples.

ADVERSE REACTIONS
The most common nonlaboratory adverse reactions (incidence greater than 20%) are pyrexia, cytokine release syndrome, hypogammaglobulinemia, hypotension, musculoskeletal pain, fatigue, infections-pathogen unspecified, cough, chills, diarrhea, nausea, encephalopathy, decreased appetite, upper respiratory tract infection, headache, tachycardia, dizziness, dyspnea, edema, viral infections, coagulopathy, constipation, and vomiting. The most common Grade 3 or 4 laboratory adverse reactions (incidence greater than or equal to 50%) include lymphopenia, neutropenia, white blood cell decreased, thrombocytopenia, and anemia.

Please read full Prescribing Information, including Boxed Warning, for CARVYKTI®.

ABOUT LEGEND BIOTECH
With over 3,000 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, LB2501 and LUCAR-G39D, including Legend Biotech’s expectations for their development and therapeutic potential; statements relating to planned data presentations at ASH 2026 and potential results from ongoing clinical studies and real-world analyses; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by Legend Biotech’s third-party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated, or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

INVESTOR CONTACT:
Caroline Paul
Tel: 973-650-5832
investor@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com

i CARVYKTI™ Prescribing Information. Horsham, PA: Janssen Biotech, Inc.
ii American Cancer Society. “What is Multiple Myeloma?”. Available at: https://www.cancer.org/cancer/types/multiple-myeloma/about/what-is-multiple-myeloma.html. Accessed March 2024.
iii American Cancer Society. Multiple myeloma: early detection, diagnosis, and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/Public/8740.00.pdf. Accessed March 2023.
iv ClinicalTrials.Gov. A Study Comparing JNJ-68284528, a CAR-T Therapy Directed Against B-cell Maturation Antigen (BCMA), Versus Pomalidomide, Bortezomib and Dexamethasone (PVd) or Daratumumab, Pomalidomide and Dexamethasone (DPd) in Participants With Relapsed and Lenalidomide-Refractory Multiple Myeloma (CARTITUDE-4). https://clinicaltrials.gov/study/NCT04181827. Accessed March 2024.
v ClinicalTrials.gov. Targeting CD19/CD20 Dual-targeted Cell in Patients With Relapsed/Refractory B-cell Non-Hodgkin Lymphoma. Available at: https://clinicaltrials.gov/study/NCT06395870. Accessed November 2024.
vi ClinicalTrials.gov. The CD19/CD20 Dual-Target in Vivo CAR-T Lentiviral Product in the Treatment of Relapsed/Refractory B-cell Malignancies. Available at: https://clinicaltrials.gov/study/NCT07002112. Accessed May 2026.